SCHEDULE A
to the
Amended and Restated Investment Advisory Agreement
Between
USA MUTUALS
and
USA MUTUALS ADVISORS, INC.

Pursuant to Article 5, the Trust shall pay the Advisor compensation at an annual rate as follows:

FUND:	Compensation (as a percentage of daily net assets):	Date Added:
USA Mutuals Vitium Global Fund	0.95%	8/30/02
USA Mutuals Navigator Fund	1.75%	10/6/17

Amended: May 19, 2020

USA MUTUALS	USA MUTUALS ADVISORS, INC.
on behalf of its series listed on Amended Schedule A

By: /s/ Richard A. Sapio	By: /s/ Jeff Bottom
Name: Richard A. Sapio	Name: Jeff Bottom
Title: Chairman	Title: President

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